J. Thomas Cookson

Akerman LLP

Three Brickell City Centre

98 Southeast Seventh Street

Suite 1100

Miami, FL 33131

Tel: 305.374.5600

Fax: 305.374.5095

December 9, 2016

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Rennova Health, Inc. Registration Statement on Form S-1 Filed November 9, 2016 File No. 333-214512

Dear Mr. Reynolds:

On behalf of Rennova Health, Inc. (the "Company"), we hereby respond to the Staff's comment letter, dated November 29, 2016, regarding the Company's Registration Statement on Form S-1 filed on November 9, 2016. Please note that we are simultaneously filing Amendment No. 1 to the Form S-1 (“Amendment No. 1”).

Please note that for the Staff's convenience, we have recited the Staff's comment in boldface type and provided the Company's response to the comment immediately thereafter.

Principal Stockholders, page 68

1.	Please reconcile the amounts attributed to the five largest shareholders on page 68 with the amounts shown in the most recent Schedule 13D and Form 4 filings for such persons. In this regard, the table on page 68 indicates that there were 14,886,331 shares of common stock issued and outstanding as of July 1, 2016. However, the Form 10-Q for the period ended September 30, 2016, indicates that there were 55,850,932 shares of common stock issued and outstanding as of November 10, 2016.

Response:

In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 to address the Staff’s comment. Please see pages 73-74 of Amendment No. 1.

John Reynolds

Assistant Director

December 9, 2016

Recent Sales of Unregistered Securities, page II-2

2.	Please disclose all information required by Item 701 of Regulation S-K. We note the following non-exclusive examples missing from page II-2: the June 30, 2015 issuance of 200,000 shares to SS International Consulting Ltd. disclosed in the Form 10-Q for the period ended September 30, 2016 and the exchange of series C convertible preferred stock and warrants disclosed on page 3 of this registration statement. Please ensure that the disclosure states briefly the facts relied upon to make the exemption available.

Response:

In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 to address the Staff’s comment. Please see pages II-2 and II-3 of Amendment No. 1.

* * * * *

In connection with responding to the Staff’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (305) 982-5560.

Sincerely,

AKERMAN LLP

J. Thomas Cookson

cc:	James Lopez Securities and Exchange Commission
Ronald E. Alper Securities and Exchange Commission
Seamus Lagan, Chief Executive Officer Rennova Health, Inc.

EXHIBIT A

RENNOVA HEALTH, INC.

400 S. Australian Avenue, Suite 800

West Palm Beach, Florida 33401

Tel: 561-855-1626

December 9, 2016

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated November 29, 2016, Rennova Health, Inc. (the "Company") acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RENNOVA HEALTH, INC.

By:	/s/ Seamus Lagan
Seamus Lagan
Chief Executive Officer